Exhibit 99.1

Westport and Delphi Sign Joint Development Agreement to Commercialize Natural Gas Injector Technology

~ Global Auto Supplier and Westport Combine Strengths for Natural Gas Heavy-Duty Applications ~

VANCOUVER, March 3, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced a joint development agreement with Delphi Automotive PLC (NYSE:DLPH) to help entrench Westport High Pressure Direct Injection (Westport™ HPDI) as the leading natural gas technology platform for heavy-duty engine applications. Through the agreement, Westport and Delphi will combine their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine original equipment manufacturers (OEMs). The first in a family of injectors to be developed will be one of the core components of Westport's recently announced HPDI 2.0 fuel system. Delphi is one of few global injector manufacturers capable of producing fuel system components demanded by heavy-duty diesel engine OEMs.

Under the Agreement:

•	Westport is combining over twenty years of natural gas high-pressure direct injection research with Delphi's deep, comprehensive and innovative powertrain technology portfolio to create and manufacture a mass-market-ready natural gas injector to power multiple engine platforms.
•	Westport will be investing in critical equipment including but not limited to tooling, manufacturing, assembly, and end of line test equipment within Delphi's state of the art, global production footprint. The investment was previously identified in Westport's prospectus in September 2013 for dedicated production equipment of proprietary natural gas engine fuel injection equipment and will enable Westport to deliver high volumes of injectors for multiple OEM applications ranging from trucks to trains.
•	Delphi will provide injector designers and engineering resources to work with Westport's experts to optimize design, development, manufacturing, and assembly of the injectors.
•	Based on current OEM projections, Delphi and Westport are intending to invest in and develop annual production capacity in excess of 100,000 injectors within the next 4 years.
•	Intellectual property rights arising from the development program will be jointly owned by Delphi and Westport and maintained by Westport.

Key injector features include:

•	Simplified design and smaller footprint: The single actuator design allows for simplified adaptability to multiple engine OEMs for various applications, resulting in lower development and product costs.
•	Higher performance: Superior actuator performance obtained by using Delphi's high-performance twin valve technology results in increased flow capacity and compatibility with high power and high power density applications.
•	Improved reliability and longer life: The combination of optimised design and proven Delphi technology results in industry standard reliability and durability.
•	Lower cost: Cost of the new injector is expected to be significantly lower than current HPDI injectors, meeting both the commercial and performance demands of diverse markets globally from Europe to North America to China.

"Our agreement and investment with Delphi combines intellectual property with global production capacity at one of the world's most sophisticated injector facilities," said David Demers, CEO of Westport. "Delphi's support for natural gas fuel systems and Westport HPDI means having an integrated and dedicated manufacturing partner to develop and produce components that will help create a landmark product with industry defining pricing, quality and performance characteristics for global engine OEMs."

"Delphi sees natural gas as an important part of mainstream transportation and believes that Westport HPDI will be the industry standard technology for natural gas-powered heavy-duty applications," said Jeff Owens, chief technology officer of Delphi. "Working with Westport to create a highly scalable, quality production partnership and reduce system pricing for HPDI is a great opportunity to help change the trucking world."

About Westport HPDI

Westport™ HPDI is the only natural gas technology currently capable of delivering performance and fuel economy equivalent to that of current high performance diesel-fueled engines, but with diesel substitution of over 90%.  This combination of high performance and high efficiency is critical for heavy-duty engines in demanding commercial applications.  Westport is working with seven OEM applications on HPDI in its current iteration, dubbed "HPDI 2.0," and Westport anticipates first availability of customer products in late 2014 and 2015. This new generation of the class-leading natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with reduced costs and improved performance and fuel economy. Developed to the most rigorous OEM-quality standards, HPDI 2.0 system components will be manufactured in state-of-the-art, high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About Delphi

Delphi Automotive PLC (NYSE: DLPH) is a leading global supplier of technologies for the automotive and commercial vehicle markets.  Headquartered in Gillingham, England, Delphi operates major technical centers, manufacturing sites and customer support services in 32 countries, with regional headquarters in Bascharage, Luxembourg; Sao Paulo, Brazil; Shanghai, China and Troy, Michigan, U.S. Delphi delivers innovation for the real world with technologies that make cars and trucks safer as well as more powerful, efficient and connected. Visit www.delphi.com.

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the launch date, availability and pricing for the Westport HPDI 2.0 systems, production capability, costs of products,  demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport

Phone: 604-718-2046
Email: invest@westport.com

Jessica Holscott
Vice President, Investor Relations
Delphi Automotive
Phone: 248.813.2312
Email: Jessica.Holscott@delphi.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
Phone: 604-718-2011
Email: media@westport.com

Lynn Kier
Global Communications Manager
Delphi Powertrain
Phone: 248 732 0615
Email: Lynn.Kier@delphi.com

CO: Westport Innovations Inc.

CNW 08:00e 03-MAR-14